Broadband Capital Management LLC
712 Fifth Avenue 22nd Floor
New York, NY 10019

September 22, 2011

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549
Attn:    John Reynolds, Esq.

RE:	Committed Capital Acquisition Corporation
Form S-1 (the “Registration Statement”) File Number 333-174599

Dear Mr. Reynolds:

On September 20, 2011, Broadband Capital Management LLC, as representative of the underwriters, requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. (New York time) on September 22, 2011, or as soon thereafter as practicable.  We hereby withdraw our request until further notice.

Sincerely,

By:	/s/ Philip Wagenheim
Name: Philip Wagenheim
Title: Vice-Chairman